EXHIBIT 99.1

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

September 23, 2011	No. 11-15

Avalon Comments on Yellowknife Plane Crash

Toronto, ON –Avalon Rare Metals Inc. (TSX and NYSE Amex: AVL) (“Avalon” or the “Company”) confirms that three of its staff and four visitors were injured in the crash of Arctic Sunwest’s Twin Otter floatplane in Yellowknife on Thursday. The board of directors, management and staff of Avalon send their deepest condolences to the families of the two pilots who died in the crash and to all employees of Arctic Sunwest, the Yellowknife-based air charter company.

Don Bubar, President and CEO said, “Our hearts and thoughts go out to the families of the two pilots who lost their lives. Their loss will be felt throughout the entire Yellowknife community.”

The charter aircraft was flying back from Avalon’s Thor Lake exploration camp when it crashed into Yellowknife’s Old Town neighbourhood.  The three company employees – Brian Chandler, Chief Operating Officer, David Swisher, Vice President Operations, and Kelly Cumming, Northern Relations Manager - and four visitors were returning from a tour of Avalon’s Nechalacho Rare Earth Deposit, approximately 100 kilometres east of Yellowknife. All seven passengers were injured during the crash, but none of the injuries are life-threatening.

The Company has no information on the circumstances surrounding the crash which is presently under investigation by aviation authorities.

About Avalon Rare Metals Inc. (TSX and NYSE-Amex: AVL)
Avalon Rare Metals Inc. is a mineral exploration and development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones. Avalon's performance on community engagement in the north earned it the 2010 PDAC Environmental and Social Responsibility Award.

General corporate information can be found at www.avalonraremetals.com.  Media inquiries should be directed to Don Bubar, President & CEO at 416-364-4938.